Exhibit 99.1

Ozon Reports Second Quarter 2023 Financial Results and

Raises GMV Guidance for the Full-Year 2023

August 23, 2023 – Ozon Holdings PLC (NASDAQ, MOEX, AIX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”) announces its unaudited financial results for the three and six months ended June 30, 2023.

Full-year 2023 Guidance

Based on the current trends and outlook, Ozon raises its guidance for the full-year 2023. The Company expects GMV incl. services to increase by 80% to 90% year-on-year and adjusted EBITDA to be positive for the full-year 20231.

Second Quarter 2023 Operating and Financial Highlights

•

GMV incl. services increased by 118% year-on-year in Q2 2023. Strong GMV growth was augmented by accelerated order growth. Number of orders increased by 131% year-on-year and reached 209 million as a result of an expanded customer base and greater customer loyalty. Number of active buyers increased by 29% year-on-year to 39.5 million in Q2 2023. Order frequency per active user increased to 17 orders per annum in Q2 2023 from 11 in Q2 2022.

•	Total revenue increased by 61% year-on-year primarily driven by 88% growth in service revenue supported by a significant improvement in 1P sales.

•

Adjusted EBITDA remained positive and amounted to RUB 0.1 billion in Q2 2023, compared to RUB 0.2 billion in Q2 2022. In Q2 2023 the Company made strategic investments aimed at accelerating GMV growth and gaining market share, and continued to invest in Q3 2023 based on encouraging results in customer cohort and operating performance. These investments should enable the Company to secure a leading position in a fast-growing online retail market with sustainable long-term profitability.

•	Loss for the period was RUB 13.1 billion in Q2 2023 compared to RUB 7.2 billion in Q2 2022 mainly as a result of foreign currency exchange effects and an increase in finance costs.

•

Net Cash Generated from Operating Activities was RUB 10.8 billion in Q2 2023, a significant improvement compared to net cash used in operating activities of RUB 5.4 billion in Q2 2022 as a result of positive contribution from working capital.

1 The below forward-looking statements reflect Ozon’s expectations as of August 23, 2023, and could be subject to change, and involve inherent risks which we are not able to control, for example any global supply chain issues, as well as political and economic conditions in Russia.

The following table sets forth a summary of the key operating and financial information for the three and six months ended June 30, 2023. The information for the three and six months ended June 30, 2023 and 2022 has not been audited by the Company’s auditors. From January 1, 2023, we revised the presentation of the statement of profit or loss and other comprehensive income as described in “Presentation of Financial and Other Information – Changes in presentation and reclassifications”. The comparative information for the three and six months ended June 30, 2022 has been reclassified to comply with the revised presentation. See also the “Presentation of Financial and Other Information – Other Key Operating Measures” section of this press release for a definition of the non-IFRS measure, such as Adjusted EBITDA, and a discussion of the limitations of its use, and reconciliations of the non-IFRS measure to the applicable IFRS measure. See the definitions of metrics such as GMV incl. services, number of orders, number of active buyers, number of active sellers and share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

(RUB in millions, unless indicated otherwise)	For the three months ended June 30,			For the six months ended June 30,
	2023	2022	YoY, %	2023	2022	YoY, %
GMV incl. services	372,628	170,647	118%	675,676	348,096	94%
Number of orders, million	208.7	90.2	131%	388.0	183.2	112%
Number of active buyers, million	39.5	30.7	29%	39.5	30.7	29%
Share of Marketplace as a percentage of GMV incl. services	82.6%	76.1%	6.5 pp	81.2%	73.2%	8.0 pp
Total revenue	94,164	58,514	61%	187,414	122,093	54%
Gross profit	10,070	8,942	13%	25,658	10,684	140%
Gross profit as a percentage of GMV incl. services, %	2.7%	5.2%	(2.5 pp)	3.8%	3.1%	0.7 pp
Adjusted EBITDA	62	188	(67%)	8,031	(8,758)	-
Adjusted EBITDA as a percentage of GMV incl. services, %	0.0%	0.1%	(0.1 pp)	1.2%	(2.5%)	3.7 pp
Loss for the period	(13,087)	(7,202)	82%	(2,431)	(26,257)	(91%)
Net cash generated from / (used in) operating activities	10,833	(5,361)	-	9,323	(35,128)	-
Net cash used in investing activities	(7,038)	(6,624)	6%	(11,538)	(2,901)	298%
Net cash used in financing activities	(13,437)	(3,029)	344%	(18,308)	(3,754)	388%

Total revenue increased by 61% year-on-year mainly driven by growth in revenue from marketplace commissions and advertising revenue which tripled year-on-year to RUB 14.9 billion. Growth in marketplace revenues was fueled by the continued expansion of our 3P business, while the take rate was lower as a result of strategic investments. Our 1P sales rebounded and increased by 32% year-on-year in Q2 2023.

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2023	2022	YoY, %	2023	2022	YoY, %
Sales of goods	37,231	28,257	32%	77,049	67,524	14%
Service revenue	56,933	30,257	88%	110,365	54,569	102%
Marketplace commissions	36,802	23,272	58%	76,408	42,069	82%
Advertising revenue	14,878	4,775	212%	25,681	8,417	205%
Delivery services	2,650	1,558	70%	4,556	3,076	48%
Financial services	2,100	301	598%	2,728	301	806%
Travel commissions	197	193	2%	348	320	9%
Other revenue	306	158	94%	644	386	67%
Total revenue	94,164	58,514	61%	187,414	122,093	54%

From January 1, 2023, as further described in the “Presentation of Financial and Other Information – Changes in presentation and reclassifications”, “fulfilment and delivery expenses” and “cost of sales” have been presented as “cost of revenue”. Accordingly, we changed the definition of gross profit from total revenue less cost of sales in a given period to total revenue less cost of revenue in a given period.

Gross profit increased by 13% year-on-year to RUB 10.1 billion. Gross profit as a percentage of GMV incl. services contracted by 2.5 p.p. year-on-year to 2.7% in Q2 2023 due to targeted investments aimed at accelerating GMV growth. Other cost of revenue decreased as a percentage of GMV incl. services by 0.7 p.p. year-on-year to 13.7% in Q2 2023.

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2023	2022	YoY, %	2023	2022	YoY, %
Total revenue	94,164	58,514	61%	187,414	122,093	54%
Cost of revenue	(84,094)	(49,572)	70%	(161,756)	(111,409)	45%
Cost of goods sold and inventory-related costs	(33,176)	(24,928)	33%	(69,925)	(57,441)	22%
as % of GMV incl. services	(8.9%)	(14.6%)	5.7 pp	(10.3%)	(16.5%)	6.2 pp
Other cost of revenue[2]	(50,918)	(24,644)	107%	(91,831)	(53,968)	70%
as % of GMV incl. services	(13.7%)	(14.4%)	0.7 pp	(13.6%)	(15.5%)	1.9 pp
Gross profit	10,070	8,942	13%	25,658	10,684	140%
Gross profit as a percentage of GMV incl. services, %	2.7%	5.2%	(2.5 pp)	3.8%	3.1%	0.7 pp

Operating expenses significantly decreased as a percentage of GMV incl. services to 5.0% in Q2 2023 compared to 9.9% in Q2 2022 as a result of operating leverage effect and cost optimization. Sales and Marketing, Technology and Content and General and Administrative expenses per order declined to RUB 90 in Q2 2023 from RUB 188 in Q2 2022.

2 Other cost of revenue mainly includes fulfillment and delivery costs, fees for cash collection and cost of financial services’ revenue.

Operating Expenses (RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2023	2022	YoY, %	2023	2022	YoY, %
Gross profit	10,070	8,942	13%	25,658	10,684	140%
Sales and marketing expenses	(7,365)	(6,091)	21%	(12,777)	(13,880)	(8%)
as % of GMV incl. services	(2.0%)	(3.6%)	1.6 pp	(1.9%)	(4.0%)	2.1 pp
Technology and content expenses	(6,608)	(5,911)	12%	(12,395)	(11,221)	10%
as % of GMV incl. services	(1.8%)	(3.5%)	1.7 pp	(1.8%)	(3.2%)	1.4 pp
General and administrative expenses	(4,574)	(4,928)	(7%)	(8,907)	(9,258)	(4%)
as % of GMV incl. services	(1.2%)	(2.9%)	1.7 pp	(1.3%)	(2.7%)	1.4 pp
Losses related to the fire incident	(152)	-	-	(325)	-	-
as % of GMV incl. services	(0.0%)	-	-	(0.0%)	-	-
Operating expenses	(18,699)	(16,930)	10%	(34,404)	(34,359)	0%
as % of GMV incl. services	(5.0%)	(9.9%)	4.9 pp	(5.1%)	(9.9%)	4.8 pp
Operating loss	(8,629)	(7,988)	8%	(8,746)	(23,675)	(63%)
as % of GMV incl. services	(2.3%)	(4.7%)	2.4 pp	(1.3%)	(6.8%)	5.5 pp

Loss for the period was RUB 13.1 billion in Q2 2023 compared to a loss of RUB 7.2 billion in Q2 2022, primarily due to a less favorable effect from the foreign currency exchange and higher financing costs.

Net Cash Generated from Operating Activities was RUB 10.8 billion in Q2 2023 compared to net cash used in operating activities of RUB 5.4 billion in Q2 2022 as a result of positive contribution from working capital stemming from changes in accounts payable.

Net Cash Used in Investing activities was RUB 7.0 billion in Q2 2023 compared to RUB 6.6 in Q2 2022 and primarily consisted of capital expenditures relating to the acquisition of property and equipment.

Net Cash Used in Financing activities increased to RUB 13.4 billion in Q2 2023 compared to RUB 3.0 billion in Q2 2022, primarily due to the payments related to the convertible bond restructuring which were partly offset by the proceeds from borrowings.

Cash, cash equivalents and short-term bank deposits amounted to RUB 74.6 billion (an equivalent of 0.9 billion in USD terms3) as of June 30, 2023, compared to RUB 82.4 billion (an equivalent of 1.1 billion in USD terms4) as of March 31, 2023.

3 The USD equivalent was calculated as RUB amounts of cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of June 30, 2023: RUB 87.0341 per 1 USD (source: the Central Bank of the Russian Federation).

4 The USD equivalent was calculated as RUB amounts of cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of March 31, 2023: RUB 77.0863 per 1 USD (source: the Central Bank of the Russian Federation).

Other Business Developments

Ozon Global, our cross-border business that mainly operates in China and Turkey and enables international sellers to offer their goods on our marketplace, continued to focus on enhancing customer services and streamlining logistics to reduce delivery time.

Ozon CIS continued to expand its operations in the CIS countries by developing its own logistics and delivery channels. In Q2 2023, Ozon launched a second fulfillment center in Kazakhstan which makes the Russian market more accessible to local sellers. In July 2023, Ozon opened an office and established a sorting center in Armenia.

Ozon Fintech offers B2B and B2C transaction and lending services, including Ozon Card (Ozon-branded debit card) and Ozon Installment (our customer lending service) for buyers, as well as “Flexible Payment Plan” and “Cash Prior to Sales” solutions, and Cash Settlement services for sellers. In Q2 2023, Ozon expanded its suite of B2C financial services and launched a savings account service for individuals. Ozon Card remained the top payment method on our platform in Q2 2023 with more than 25 million users.

Ozon’s total warehouse footprint expanded by 57% to more than 1.7 million square meters as of June 30, 2023.

Risks and Uncertainties Related to Current Environment

As the potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to rapidly evolve, in a manner that is unpredictable and beyond the Company’s control, it is difficult to accurately predict the full impact of this crisis on the Company’s business and the results of its operations.

The United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, oil, defense and other state-owned companies and other Russian companies and businesspersons, as well as export and import restrictions. In response, Russia identified a number of states, including the United States, all European Union member states and the United Kingdom, as hostile and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability in Russia. These sanctions, along with regulatory counter-measures taken by the Russian authorities, have had a significant, and in many cases unprecedented, impact on companies operating in Russia.

Over the last two decades, the Russian economy has experienced or continues to experience at various times significant volatility in its GDP, high levels of inflation, increases in, or high, interest rates, sudden price declines in oil and other natural resources and instability in the local currency market.

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2022 for detailed information on our risk exposure and possible adverse impacts on our business and operations.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus, Kazakhstan, Kyrgyzstan, Armenia, China and Turkey. Its fulfillment infrastructure and delivery network enable Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the relevant capital markets, negative global economic conditions, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes “Adjusted EBITDA”, a financial measure not presented in accordance with IFRS. This financial measure is not a measure of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, this measure should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of this measure may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure.

This press release includes interim financial information for the three and six months ended June 30, 2023 and 2022. The financial information for the three and six months ended June 30, 2023 and 2022 has not been audited by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2023	2022[5]	YoY, %	2023	2022	YoY, %
Revenue:
Sales of goods	37,231	28,257	32%	77,049	67,524	14%
Service revenue	56,933	30,257	88%	110,365	54,569	102%
Total revenue	94,164	58,514	61%	187,414	122,093	54%
Operating expenses:
Cost of revenue	(84,094)	(49,572)	70%	(161,756)	(111,409)	45%
Gross profit	10,070	8,942	13%	25,658	10,684	140%
Sales and marketing	(7,365)	(6,091)	21%	(12,777)	(13,880)	(8%)
Technology and content	(6,608)	(5,911)	12%	(12,395)	(11,221)	10%
General and administrative	(4,574)	(4,928)	(7%)	(8,907)	(9,258)	(4%)
Losses related to the fire incident	(152)	-	-	(325)	-	-
Operating loss	(8,629)	(7,988)	8%	(8,746)	(23,675)	(63%)
Finance income	757	660	15%	19,963	2,191	811%
Finance costs	(5,726)	(2,997)	91%	(10,988)	(13,980)	(21%)
Expected credit losses on financial assets	(84)	(25)	236%	126	(82)	-
Gain / (loss) on disposal of non-current assets	106	(576)	-	20	(605)	-
Share of profit of an associate	88	87	1%	260	196	33%
Foreign currency exchange gain / (loss), net	684	4,453	(85%)	(2,310)	10,875	-
Impairment of non-financial assets	-	(233)	(100%)	-	(233)	(100%)
Total non-operating (expense) / income	(4,175)	1,369	-	7,071	(1,638)	-
Loss before income tax	(12,804)	(6,619)	93%	(1,675)	(25,313)	(93%)
Income tax expense	(283)	(583)	(51%)	(756)	(944)	(20%)
Loss for the period	(13,087)	(7,202)	82%	(2,431)	(26,257)	(91%)

5 In January 1, 2023, we revised classification of certain items in the Statement of Profit or Loss following the changes in our business and function of these items within the Group as described in “Presentation of Financial and Other Information – Changes in presentation and reclassifications”. The comparative information for the three and six months ended June 30, 2022 has been reclassified to comply with the revised presentation.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Cash flows from operating activities
Loss before income tax	(12,804)	(6,619)	(1,675)	(25,313)
Adjusted for:
Depreciation and amortization of non-current assets	6,449	5,070	12,369	9,082
Finance costs	5,726	2,997	10,988	13,980
Finance income	(757)	(660)	(19,963)	(2,191)
Foreign currency exchange loss/(gain), net	(684)	(4,453)	2,310	(10,875)
Write-downs and losses of inventories	624	2 787	1,452	2,407
(Gain)/loss on disposal of non-current assets	(120)	576	(34)	605
Share of profit of an associate	(88)	(87)	(260)	(196)
Changes in expected credit losses	388	19	212	98
Share-based compensation expense	2,090	3,106	4,083	5,835
Derecognition and impairment of non-financial assets	343	345	447	345
Movements in working capital:	13,838	(6,474)	8,515	(24,794)
Changes in inventories	(300)	3,292	(905)	6,474
Changes in accounts receivable	(191)	1,561	1,627	3,310
Changes in loans to customers	(10,169)	(844)	(16,980)	(960)
Changes in other assets	1,299	2,211	2,623	377
Changes in accounts payable and other liabilities	17,744	(13,799)	14,879	(35,100)
Changes in customer deposits and other financial liabilities	5,455	1,105	7,271	1,105
Cash generated from / (used in) operations	15,005	(3,393)	18,444	(31,017)
Interest paid	(3,280)	(1,957)	(6,085)	(4,077)
Income tax paid	(892)	(11)	(1,216)	(34)
Cash settlement of vested share-based awards	-	-	(1,820)	-
Net cash generated from / (used in) operating activities	10,833	(5,361)	9,323	(35,128)

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Cash flows from investing activities
Purchase of property and equipment	(6,759)	(7,239)	(11,181)	(22,440)
Purchase of intangible assets	(62)	(32)	(96)	(246)
Proceeds from disposal of property and equipment	39	-	190	-
Advances on lease contracts not yet commenced	(747)	-	(1,423)	-
Return of bank deposits	-	-	-	18,297
Interest received	587	572	1,168	1,576
Dividends received from an associate	112	135	165	135
Issuance of loans to employees	(346)	(60)	(499)	(223)
Receipts from the repayment of loans to employees	138	-	138	-
Net cash used in investing activities	(7,038)	(6,624)	(11,538)	(2,901)
Cash flows from financing activities
Payments related to Bond restructuring	(33,356)	-	(35,665)	-
Proceeds from borrowings	22,400	-	22,400	1,185
Repayment of borrowings	(260)	(214)	(495)	(387)
Payment of principal portion of lease liabilities	(2,221)	(2,815)	(4,548)	(4,552)
Net cash used in financing activities	(13,437)	(3,029)	(18,308)	(3,754)
Net decrease in cash and cash equivalents	(9,642)	(15,014)	(20,523)	(41,783)
Cash and cash equivalents at the beginning of the period	82,446	92,460	90,469	108,037
Effects of exchange rate changes on the balance of cash held in foreign currencies	1,836	(20,707)	4,694	(9,515)
Cash and cash equivalents at the end of the period	74,640	56,739	74,640	56,739

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	June 30, 2023 (unaudited)	December 31, 2022[6]
Assets
Non-current assets
Property, plant and equipment	62,131	55,754
Right-of-use assets	83,464	69,339
Intangible assets	511	661
Investments in an associate	1,346	1,269
Deferred tax assets	261	133
Other financial assets	2,498	2,610
Other non-financial assets	516	152
Loans to customers	884	-
Total non-current assets	151,611	129,918
Current assets
Inventories	33,733	34,615
Accounts receivable	5,174	6,707
Other financial assets	1,734	3,488
Other non-financial assets	5,653	13,014
VAT receivable	3,634	1,025
Loans to customers	21,317	5,585
Cash and cash equivalents	74,640	90,469
Total current assets	145,885	154,903
Total assets	297,496	284,821
Equity and liabilities
Equity
Share capital	12	12
Share premium	135,523	135,523
Treasury shares	(1)	(1)
Equity-settled employee benefits reserves	20,567	18,200
Other capital reserves	72	(70)
Accumulated losses	(172,846)	(170,311)
Total equity	(16,673)	(16,647)

6 As of 30 June, 2023, the Group revised classification of certain line items. The respective changes were applied to the comparative information as of December 31, 2022. Please refer to “Presentation of Financial and Other Information – Changes in presentation and reclassifications” for details.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	June 30, 2023 (unaudited)	December 31, 2022
Non-current liabilities
Borrowings	57,453	38,900
Lease liabilities	77,033	64,151
Derivative liabilities	7,977	3,000
Deferred tax liabilities	6	21
Deferred income	201	230
Trade and other payables	293	292
Total non-current liabilities	142,963	106,594
Current liabilities
Trade and other payables	99,599	94,749
Borrowings	4,344	55,215
Lease liabilities	11,619	10,344
Taxes payable	7,038	1,654
Accrued expenses	10,354	8,936
Contract liabilities and deferred income	24,844	17,838
Customer deposits and other financial liabilities	13,408	6,138
Total current liabilities	171,206	194,874
Total liabilities	314,169	301,468
Total equity and liabilities	297,496	284,821

Presentation of Financial and Other Information

Changes in presentation and reclassifications

From January 1, 2023, we revised classification of certain operating items in the Statement of Profit or Loss:

•

Following the continuing growth in marketplace operations and related revenues, the Group determined that cost of sales and fulfillment and delivery expenses should be presented in a single line as Cost of revenue. The Group concluded that this change results in the financial statements providing reliable and more relevant information about the Group’s financial performance.

•	The Group revised the classification of certain employee-related general and administrative expenses based on the change in their function within the Group.
•	Following the continuing growth in financial services, the Group revised the classification of certain other sales and marketing expenses and classified them as part of cost of sales.

The Group amended the presentation of comparative amounts for the three and six months ended June 30, 2022 to comply with the presentation adopted in the current period as follows:

	Three months ended June 30, 2022			Six months ended June 30, 2022
	As previously reported	Change in presentation	As currently reported	As previously reported	Change in presentation	As currently reported
Cost of sales	(25,276)	25,276	—	(58,139)	58,139	—
Fulfillment and delivery	(24,247)	24,247	—	(53,221)	53,221	—
Cost of revenue	—	(49,572)	(49,572)	—	(111,409)	(111,409)
Sales and marketing expenses	(5,813)	(278)	(6,091)	(13,274)	(606)	(13,880)
General and administrative expenses	(5,255)	327	(4,928)	(9,913)	655	(9,258)

From January 1, 2023, the Group revised presentation of non-operating expenses to aggregate income and expense items related to the Group’s financial instruments into broader categories of finance income and finance costs. The Group amended the presentation of comparative amounts for the three and six months ended June 30, 2022 to comply with the presentation adopted in the current period as follows:

	Three months ended June 30, 2022			Six months ended June 30, 2022
	As previously reported	Change in presentation	As currently reported	As previously reported	Change in presentation	As currently reported
Interest income	580	(580)	—	1,574	(1,574)	—
Net gain on revaluation of conversion options and other financial instruments	80	(80)	—	617	(617)	—
Finance income	—	660	660	—	2,191	2,191

	Three months ended June 30, 2022			Six months ended June 30, 2022
	As previously reported	Change in presentation	As currently reported	As previously reported	Change in presentation	As currently reported
Interest expense	(2,997)	2,997	—	(5,413)	5,413	—
Remeasurement of convertible bonds	—	—	—	(8,567)	8,567	—
Finance costs	—	(2,997)	(2,997)	—	(13,980)	(13,980)

In 2023, the Group revised the classification of advances on lease contracts not yet commenced to include such advances in the Right of use assets line item. The Group amended the classification of comparative amounts as of December 31, 2022 to comply with the classification adopted in the current period as follows:

	As previously reported	Reclassification	As reclassified
Right of use assets	68,439	900	69,339
Other non-financial assets (non-current)	1,052	(900)	152

In 2023, the Group revised the classification of accounts receivable related to short-term funding provided to third parties by the Group’s credit entities to include such items to the Loans to customers line item. The Group amended the classification of comparative amounts as of December 31, 2022 to comply with the classification adopted in the current period as follows:

	As previously reported	Reclassification	As reclassified
Accounts receivable	7,151	(444)	6,707
Loans to customers (current)	5,141	444	5,585

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

•

GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Capital Expenditures as payments for purchase of property, plant and equipment and intangible assets.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain “Adjusted EBITDA”, which is a non-IFRS financial measure defined as follows:

•

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization, share-based compensation expense and losses related to the fire incident. Adjusted EBITDA is disclosed here and elsewhere in this press release to provide investors with additional information regarding our results of operations.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses, non-operating income/(expense), and material non-recurring items. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. We believe it is useful to exclude losses related to the fire incident as these losses relate to a material non-recurring event, which is not indicative of our performance in future. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	although share-based compensation expenses are non-cash charges, we cannot assure that we will not perform a buy-back or other similar transaction which leads to a cash outflow;
•	although losses related to the fire incident are resulted from a material non-recurring event, there is no assurance that such or similar losses will not recur in the future; and
•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated.

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Loss for the period	(13,087)	(7,202)	(2,431)	(26,257)
Income tax expense	283	583	756	944
Total non-operating expense / (income)	4,175	(1,369)	(7,071)	1,638
Depreciation and amortization	6,449	5,070	12,369	9,082
Share-based compensation expense	2,090	3,106	4,083	5,835
Losses related to fire incident	152	-	325	-
Adjusted EBITDA	62	188	8,031	(8,758)